

February 26, 2013

Via E-Mail
Zack Rinat
Chief Executive Officer and Chairman of the Board
Model N, Inc.
1800 Bridge Parkway
Redwood City, CA 94065

> **Re:** **Model N, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 13, 2013**
> **File no. 333-186668**
>
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 6, 2013**
> **CIK No. 0001118417**

Dear Mr. Rinat:

We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated February 1, 2013.

Prospectus Summary

Company Overview, page 1

1. Your added disclosure in response to prior comment 4 indicates only that you have non-exclusive relationships with your system integrators and consultants. Please revise to include a more detailed description of your relationship with your system integrators and consultants and how specifically you work with these entities to promote the sale and implementation of your solutions.

2. We note your response to prior comment 5; however, it is unclear from your response that each of the customers identified by name generated meaningful revenues. Since it does not appear that you disclose the amount of revenue generated by either the life science or technology categories, your response that you have included a customer representing the fourteenth highest revenues in the life science category, for example, does not convey adequate information. For each of the customers listed, please tell us the percentage of total revenues generated and consider disclosing the amount of revenue generated by each of the life science and technology industries. Additionally, please tell

us how the listed customers in your technology industry are representative of your customers given that these customers in the aggregate accounted for only 5% of your total revenues for 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 73

3. We note the revisions made to your disclosures on page 74 in response to prior comment 9. As it appears you did not grant share-based payment awards during the three months ended December 31, 2012, please revise your disclosure to remove such reference in this regard. Additionally, we note you disclose that the peer group companies, which were used in estimating the expected volatility of your share-based payment awards and in the common stock valuations, may have been in different stages of development than you. Please provide us with additional details regarding how the stages of development differ and clarify how you consider those companies peers in light of this difference.

4. We note your current estimate of the preliminary price range provided in your supplemental correspondence dated February 21, 2013. Please revise your disclosures to discuss the significant factors contributing to the difference between the midpoint of the price range and the fair value of the underlying common stock determined as of the most recent valuation date. You should describe significant intervening events within the company and changes in assumptions, as well as, weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the effective date of the registration statement.

Business

Customers, page 88

5. We note your response to prior comment 11 that the unexpected loss of one of the company's significant customers or an unexpected change in the company's relationship with one of its key customers for a particular period may cause a decrease in its anticipated revenues for a particular period but "would not necessarily have a material adverse effect" on the company's business. Given that you have not indicated that the loss of either of your two largest customers who together generated 24% of your revenues in fiscal year 2012 would not have a material adverse effect on your business, and given the risk factor disclosure previously referenced, we are unable to concur with your view that these customers should not be identified. Please revise to disclose the names of these customers.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Estimates

Revenue Recognition

SaaS and Maintenance, page F-9

6.   We note your response to prior comment 12. Please clarify the nature of your
        implementation services related to your SaaS arrangements and whether they are
        essential to the customer's ability to use your cloud-based solution. Please also clarify
        why you believe these services represent a separate earnings process considering you do
        not sell these services separately and they are not sold by any other vendor as you
        disclose on page F-9. As it appears the customer would continue to benefit from the
        implementation services in future renewals of the subscription services, we believe that
        analogy to footnote 39 of SAB Topic 13.A.3.f may be appropriate and that such revenue
        should be recognized over the longer of the initial contractual period or the term of the
        expected customer relationship. Please advise.

Exhibits

7.   We note your response to prior comment 13. However, it is unclear from your response
        whether the contract with Company B contains any minimum purchase commitments or
        other similar requirements. Please clarify whether the contract with Company B includes
        terms such as the fees for license and implementation services that you have indicated are
        negotiated at the time of the initial agreement. Please also clarify what you mean by your
        statement that Company B is under no obligation to make "any additional purchase" of
        the company's software or services. Also, please include in an appropriate location of the
        business section, such as in the section describing your customer relationships, a
        discussion of the material terms of your customer contracts. Your discussion should be
        consistent with the description provided in your responses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3457 with any other questions. If you thereafter have questions, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP